SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No:  )

TransMedics Group Inc
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(Name of Issuer)

 Common Stock
--------------------------------------------------------
(Title of Class of Securities)

89377M109
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(CUSIP Number)

December 31, 2022
--------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.   89377M109

(1)Names of reporting persons.
Sandhill Capital Partners LLC d/b/a Sandhill Investment Management I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
22-0444918

(2) Check the appropriate box if a member of a group
(a) [  ]
(b) [  ]


(3) SEC use only

(4) Citizenship or place of organization

New York

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

 181412

(6) Shared voting power

 0

(7) Sole dispositive power

 1203750

(8) Shared dispositive power

 0

(9) Aggregate amount beneficially owned by each reporting person

 1203750

(10) Check if the aggregate amount in Row (9) excludes certain shares

(11) Percent of class represented by amount in Row 9

 3.8%

(12) Type of reporting person

IA





Item 1.

Item 1(a) Name of issuer:
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TransMedics Group Inc

Item 1(b) Address of issuer's principal executive offices:
-----------------------------------------------------------------------

200 MINUTEMAN ROAD
ANDOVER MA 01810


Item 2.


2(a) Name of person filing:
----------------------------------------------------------------------
Sandhill Capital Partners LLC d/b/a Sandhill Investment Management


2(b) Address or principal business office or, if none, residence:
-----------------------------------------------------------------------
40 Fountain Plaza, Suite 1300, Buffalo, NY 14202


2(c) Citizenship:
--------------------------------------------------------------------
 New York, USA


2(d) Title of class of securities:
-------------------------------------------------------------------

 Common Stock

2(e) CUSIP No.: 89377M109







Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
[ ] Broker or dealer registered under Section 15 of the Act;
[ ] Bank as defined in Section 3(a)(6) of the Act;
[ ] Insurance company as defined in Section 3(a)(19) of the Act;
[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
[ ] An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F);
[ ] A parent holding company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] A non-U.S. institution in accordance with
            Rule 240.13d-1(b)(1)(ii)(J);
[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


Amount beneficially owned:

 1203750

Percent of class

3.8%

Number of shares as to which such person has:

Sole power to vote or to direct the vote

  181412

Shared power to vote or to direct the vote

  0

Sole power to dispose or to direct the disposition of

  1203750

Shared power to dispose or to direct the disposition of

  0









Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].


Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 2023


Signature:  Ryan Andrew Myers



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Name/Title Chief Compliance Officer